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                               EXHIBIT 99.(A)(19)

                   EXCERPT PERTAINING TO EXCHANGE OFFER FROM
                       PRESS RELEASE DATED APRIL 22, 2002

    COMPANY ANNOUNCES VOLUNTARY EXCHANGE OFFER FOR OUTSTANDING STOCK OPTIONS

     In addition, the company announced today that its board of directors approved an offer that will enable eligible employees to voluntarily exchange certain outstanding stock options, most of which are priced well above current market levels, for the opportunity to receive a smaller number of shares at a market-based grant price that is expected to be established in November 2002.

     "During the past 18 months, Lucent has undertaken a major restructuring effort. Our employees have worked hard to drive $4 billion in expenses out of the business while simultaneously delivering a host of new revenue-generating products and services for the world's largest service providers. With limited opportunity for performance bonuses and raises last year, and with past option grants priced at levels that offer little or no retention incentive, it is important to make this offer to retain our employees and to motivate them to continue to perform on behalf of our shareowners in an industry that is going through a very challenging period," said Russo. This voluntary exchange offer excludes members of Lucent's top senior management.